Exhibit 99.187

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF

Fire & Flower Holdings Corp.

FOR THE THIRTEEN AND THIRTY-NINE WEEKS ENDED OCTOBER 30, 2021 AND OCTOBER 31, 2020 (UNAUDITED)

Fire & Flower Holdings Corp.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited) (In thousands of Canadian Dollars)

	As at October 30, 2021	As at January 30, 2021
	$	$
Assets
Current assets
Cash and cash equivalents	16,495	30,613
Restricted cash	-	4,254
Trade and other receivables	13,946	6,248
Merchandise inventories	12,398	9,838
Prepaid expenses, deposits, and other current assets	5,829	2,367
Total current assets	48,668	53,320
Non-current assets
Deposits	3,573	3,831
Property, plant and equipment, net (note 4)	47,791	43,355
Right-of-use assets, net (note 6)	44,185	40,500
Intangible assets, net (note 5)	56,698	58,570
Goodwill (note 3)	23,956	13,806
Total assets	224,871	213,382
Liabilities
Current liabilities
Accounts payable and accrued liabilities	22,919	20,049
Income tax payable	2,306	2,037
Debentures and loans (note 7)	97	637
Derivative liability (note 7)	2,781	-
Deferred revenue	185	112
Provisions	2,069	2,672
Lease liabilities (note 6)	5,175	2,784
Total current liabilities	35,532	28,291
Non-current liabilities
Debentures and loans (note 7)	1,607	33,017
Derivative liability (note 7)	7,193	66,317
Lease liabilities (note 6)	45,812	43,122
Deferred tax liability	4,287	5,451
Other non-current liabilities	1,007	1,509
Total liabilities	95,438	177,707
Shareholders’ equity
Share capital	318,679	180,780
Common shares to be issued	-	112
Warrant reserve	-	4,874
Contributed surplus	6,040	1,056
Accumulated deficit	(195,278)	(151,147)
Accumulated other comprehensive loss	(8)	-
Total shareholders’ equity	129,433	35,675
Total liabilities and shareholders’ equity	224,871	213,382

Commitments and contingencies (notes 15)

Subsequent events (note 17)

/s/ “Trevor Fencott”	,Director	/s/ “Sharon Ranson”	,Director
Trevor Fencott		Director Sharon Ranson

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited) (In thousands of Canadian Dollars, except per share information)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 30, 2021	October 31, 2020	October 30, 2021	October 31, 2020
	$	$	$	$
Revenue (note 16)	45,412	33,119	132,802	84,834
Cost of goods sold (note 16)	29,714	21,614	84,413	55,844
Gross profit	15,698	11,505	48,389	28,990
Expenses (income)
Selling, general and administrative (note 10)	15,216	11,177	45,353	30,619
Depreciation & amortization (notes 4, 5, 6)	5,074	2,914	13,585	8,926
Restructuring, impairment and other costs, net (note 11)	9,677	(2,119)	10,617	2,160
(Gain) loss on revaluation of derivative liability, net (note 7)	(12,686)	(35,796)	16,103	(21,082)
Loss on extinguishment and revaluation of debentures (note 7)	-	53,862	-	53,862
Finance costs, net	1,333	5,972	5,740	20,829
Total expenses	18,614	36,010	91,398	95,314

Loss before tax	(2,916)	(24,505)	(43,009)	(66,324)

Current tax expense	(1,247)	(1,218)	(3,819)	(1,218)
Deferred tax recovery	2,180	-	2,697	-
Net loss	(1,983)	(25,723)	(44,131)	(67,542)
Net loss per share (note 9)
Basic	$(0.06)	$(1.51)	$(1.34)	$(4.16)
Diluted	$(0.06)	$(1.51)	$(1.34)	$(4.16)

Comprehensive loss
Net loss	(1,983)	(25,723)	(44,131)	(67,542)
Other comprehensive income (loss), net of income tax effect
Foreign currency translation	(8)	-	(8)	-
Other comprehensive loss	(8)	-	(8)	-
Total comprehensive loss	(1,991)	(25,723)	(44,139)	(67,542)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited) (In thousands of Canadian Dollars, except common shares information)

	Common Shares(1)	Share Capital	Shares to be issued	Debenture Equity	Warrant Reserve	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total Shareholders’ Equity
	#	$	$	$	$	$	$	$	$
Balance, January 30, 2021	23,211,418	180,780	112	-	4,874	1,056	-	(151,147)	35,675
Common shares cancelled - acquisition post-closing adjustment (note 3)	(53,678)	(53)	-	-	-	-	-	-	(53)
Common shares issued - At-the-Market offering (note 8)	817,090	7,618	-	-	-	-	-	-	7,618
Common shares issued - store asset acquisitions (note 3)	8,838	100	-	-	-	-	-	-	100
Common shares issued - PotGuide (note 3)	597,805	5,440	-	-	-	-	-	-	5,440
Common shares issued - Wikileaf (note 3)	801,710	7,296	-	-	-	-	-	-	7,296
Conversion of debentures (note 7)	9,025,661	102,843	-	-	-	-	-	-	102,843
Common shares issued - debenture interest (note 7)	285,925	1,602	-	-	-	-	-	-	1,602
Acquisition of Hifyre Inc. (note 3)	45,000	312	(112)	-	-	-	-	-	200
Warrants exercised (note 8)	1,050,577	12,599	-	-	(2,830)	-	-	-	9,769
Warrants expired (note 8)	-	-	-	-	(2,044)	2,044	-	-	-
Share-based compensation - options and restricted share units (note 8)	-	-	-	-	-	2,996	-	-	2,996
Options exercised (note 8)	24,269	142	-	-	-	(56)	-	-	86
Currency translation adjustment on foreign subsidiary	-	-	-	-	-	-	(8)	-	(8)
Net loss and comprehensive loss	-	-	-	-	-	-	-	(44,131)	(44,131)
Balance, October 30, 2021	35,814,615	318,679	-	-	-	6,040	(8)	(195,278)	129,433

Balance, February 1, 2020	14,609,321	106,067	1,233	1,756	6,271	3,771	-	(72,188)	46,910
Common shares to be issued - acquisitions	-	-	920	-	-	-	-	-	920
Common shares issued - store acquisitions	421,055	2,690	(1,808)	-	-	-	-	-	882
April 2020 Debentures - warrants issued	-	-	-	-	808	-	-	-	808
Conversion of debentures - LP Debentures	1,237,391	14,407	-	-	-	-	-	-	14,407
Common shares issued - debenture interest	156,058	1,079	-	-	-	-	-	-	1,079
Acquisition of Hifyre Inc.	45,000	319	(118)	-	-	-	-	-	201
Investor debentures equity conversion option extinguished due to amendments	-	-	-	-	-	(8,433)	-	-	(8,433)
Investor warrants cancelled due to amendments	-	-	-	-	(808)	(2,741)	-	-	(3,549)
Investor warrants issued - amended series A warrants - A-1, A-2, A-3	-	-	-	-	4,674	-	-	-	4,674
Debenture conversion option expiry - June 2019 Debentures	-	-	-	(1,756)	-	1,756	-	-	-
Warrants exercised	1,314,646	11,569	-	-	(1,315)	-	-	-	10,254
Share-based compensation - options and restricted share units	-	-	-	-	-	1,990	-	-	1,990
Options exercised	30,000	98	-	-	-	(36)	-	-	62
Warrants expired	-	-	-	-	(4,227)	4,227	-	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	-	(67,542)	(67,542)
Balance, October 31, 2020	17,813,471	136,229	227	-	5,403	534	-	(139,730)	2,663

(1) On December 1, 2021, the Company completed a ten-to-one share consolidation on its issued and outstanding common shares, which was applied retrospectively. As a result, the common share amounts are stated on an adjusted post-consolidation basis (note 8). The common shares began trading on the TSX on a post-consolidation basis on December 2, 2021.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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Fire & Flower Holdings Corp.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) (In thousands of Canadian Dollars)

	Thirty-nine Weeks Ended
	October 30, 2021	October 31, 2020
	$	$
Operating activities
Net loss	(44,131)	(67,542)
Items not affecting cash
Depreciation and amortization (note 4, 5 & 6)	13,585	8,926
Impairment of intangible assets (note 5 & 11)	8,000	-
Impairment of property, plant and equipment (note 4 & 11)	1,254	880
Impairment of ROU assets, net lease liability remeasurement (note 6 & 11)	586	1,280
Share-based compensation	2,706	1,990
Interest expense on debentures and loans and other finance costs	2,482	17,121
Loss (gain) on revaluation of derivative liability (note 7)	16,103	(21,082)
Transaction costs on issuance of debentures and loans	-	1,578
Interest expense on lease liabilities (note 6)	3,404	2,045
Loss on extinguishment and revaluation of debentures (note 7)	-	53,862
Changes in non-cash working capital items (note 14)	(11,501)	5,119
Cash (used in) provided by operating activities	(7,512)	4,177
Investing activities
Acquisition of property, plant and equipment and intangible assets	(12,580)	(9,254)
Disposal of property, plant and equipment and intangible assets	-	1,898
Deposits related to acquisitions (note 3)	(250)	(800)
Business combination, net of cash acquired (note 3)	(5,084)	-
Asset acquisitions (note 3)	(872)	(2,471)
Deposits related to right-of-use assets	(177)	(307)
Redemption of short-term investments	-	5,000
Cash used in investing activities	(18,963)	(5,934)
Financing activities
Issuance of common shares and other equity securities (note 8)	7,777	-
Cash collateral for loans, credit facilities and letters of credit (note 7)	3,948	(4,023)
Transaction costs on issuance of shares (note 8)	(159)	-
Proceeds from issuance of convertible debentures (note 7)	-	28,000
Senior secured term loan drawdown (note 7)	-	2,538
Transaction costs on debenture and loan issuances	-	(1,713)
Principal repayment on debentures and loans (note 7)	(2,359)	(27,322)
Interest paid on debentures and loans (note 7)	(74)	(1,057)
Exercise of warrants and options	9,855	10,316
Lease liability payments (note 6)	(6,623)	(3,194)
Cash provided by financing activities	12,365	3,545
Effect of foreign exchange on cash and cash equivalents	(8)	-
(Decrease) increase in cash	(14,118)	1,788
Cash and cash equivalents, beginning of period	30,613	22,900
Cash and cash equivalents, end of period	16,495	24,688

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Fire & Flower Holdings Corp. (the “Company”) is a publicly traded company listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘FAF’. The Company is a technology-powered, independent cannabis retailer in Canada, with wholesale cannabis distribution and fulfilment business operations in Saskatchewan, Canada (“Open Fields Distribution”). The Company also operates a proprietary digital retail and analytics platform (the “Hifyre Digital Platform”) supporting e-commerce retail activities and providing a compliant technology system for cannabis licensed producers and other industry stakeholders. The Company’s head office and registered office is located at 130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8, Canada.

The Company’s fiscal year ends on the Saturday closest to January 31.

On December 1, 2021, the Company completed a ten-to-one share consolidation on its issued and outstanding common shares and began trading on the TSX on a post-consolidation basis on December 2, 2021. The Share Consolidation has been applied retrospectively and as a result, the per share and common share amounts are stated on an adjusted post-consolidation basis. Refer to note 8 & 17 for further details.

2. BASIS OF PRESENTATION

Statement of Compliance and Presentation

The Company’s unaudited condensed interim consolidated financial statements for the thirteen and thirty-nine weeks ended October 30, 2021 and October 31, 2020 (“Interim Financial Statements”), have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”. Accordingly, certain information and note disclosures normally included in the annual consolidated financial statements have been omitted or condensed, and these Interim Financial Statements should be read in conjunction with the Company’s annual audited consolidated financial statements for the fiscal years ended January 30, 2021 and February 1, 2020 (“2020 Annual Consolidated Financial Statements”).

These Interim Financial Statements were authorized for issuance by the Board of Directors on December 13, 2021.

The Interim Financial Statements have been prepared in accordance with the same accounting policies as the 2020 Annual Consolidated Financial Statements. The Company has not early adopted any standard, interpretation, or amendment that has been issued but is not yet effective.

Comparative Amounts

Certain amounts in the prior year have been reclassified to conform to the current year’s presentation. Reclassified amounts were not material to the consolidated financial statements and relate to the presentation within Selling, General and Administrative Expenses to include share- based compensation, marketing and promotion, and acquisition and business development costs, which were presented separately on the statements of loss and comprehensive loss in the prior year and for the thirteen weeks ended May 1, 2021 (Note 10).

The revenue amounts in the prior year have been aggregated into one line on the consolidated statements of loss and comprehensive loss under the current period’s presentation, with the same prior allocation of revenue by segment now disclosed in Note 16, Segmented Information.

Loss from operations and total other income (expenses) which were presented separately on the consolidated statements of loss and comprehensive loss in the prior year and for the thirteen and twenty-six weeks ended July 31, 2021 have been removed, as management believes that current presentation reflects the correct view of the Company.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Significant Accounting Estimates and Judgments

The preparation of the interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, and these differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgment used in the preparation of the Interim Financial Statements are described in 2020 Annual Consolidated Financial Statements.

Additional updates on certain estimates and judgments, as relevant to the Interim Financial Statements, are also described below.

a) Liquidity

A detailed description of the Company’s liquidity risk and capital management strategy is provided in the 2020 Annual Consolidated Financial Statements. The Company’s ability to satisfy its liquidity needs and meet future growth targets is dependent on increasing revenues, improving profitability and cash flows from operations, availability of funding from debt, warrants and other capital market alternatives. Management continually evaluates the Company’s liquidity risk by reviewing immediate capital requirements and ensuring planning and budgeting controls and processes are in place to ensure sufficient funds are available to fund the Company’s normal operations, including lease payments for locations secured for future store operations.

As at October 30, 2021, the Company had cash and cash equivalents totalling $16,495 (January 30, 2021: $30,613), and current assets totalling $48,668 (January 30, 2021: $53,320). The Company’s current liabilities, related to accounts payable and accrued liabilities, debentures, derivative liability and lease liabilities totalled $35,532 as at October 30, 2021 (January 30, 2021: $28,291). During the thirty-nine weeks ended October 30, 2021, the Company retired $52,990 in principal of convertible debentures and settled $2,359 in term loan principal outstanding as at January 30, 2021 (note 7).

The Company’s primary sources of liquidity are cash, warrants proceeds and equity financing. The Company’s warrants are held by a wholly- owned subsidiary of Alimentation Couche-Tard (“ACT”), exercisable after January 1, 2022, and totalled 20,056,634 units as at October 30, 2021, of which 6,717,555 are exercisable after January 1, 2022, and 13,339,079 are exercisable after October 1, 2022, with maximum exercise price range $18.75 - $30.00 (notes 7 and 8).

Subsequent to October 30, 2021, the Company entered into a loan agreement with ACT, pursuant to which ACT shall loan to the Company a maximum aggregate amount of $30 million, which may be drawn down in three separate tranches of $10 million (note 17). The agreement also contemplates prepayment of amounts drawn from the net proceeds received by the Company upon exercise of certain warrants held by ACT, which is at the discretion of ACT. Loan drawdowns will be used for funding the acquisition of Pineapple Express Delivery Inc. (note 17), working capital and leasehold improvements for new store openings, digital segment technology integration activity, and general corporate expenses. If ACT does not exercise the B warrants the Company believes it has sufficient resources to repay any amounts drawn down on the loan through cash on hand and cash flows from operations.

b) COVID-19

In March 2020, COVID-19 resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures include the implementation of travel bans, self-imposed quarantine periods, social distancing, proof of vaccination or negative test mandates and temporary closures of non-essential businesses. For the thirteen and thirty-nine weeks ended October 30, 2021, the Company has not recorded any adjustments to the carrying value of its assets as a result of the impact of the COVID-19 pandemic. However, it is not possible to reliably estimate the length and severity of these events and conclusively quantify the impact on the financial results and condition of the Company in future periods. If the impact of COVID-19 continues for an extended period, it may adversely affect the business operations and future financial results in a material manner.

For further details on the impact of COVID-19 on the Company’s operations, refer to Note 1 of the 2020 Annual Financial Statements.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

3. ACQUISITIONS

Business Acquisitions –Digital Segment Acquisitions of Wikileaf and PotGuide

Wikileaf Business Acquisition

On August 3, 2021, the Company entered into an asset purchase agreement (the “APA”) with Wikileaf Technologies Inc. and certain subsidiaries (“Wikileaf”). The transaction closed effective September 15, 2021. Pursuant to the agreement, the Company acquired certain digital assets, including the website domain, and intellectual property rights from Wikileaf for a total purchase consideration of $7,500, by issuing 801,710 common shares of the Company based on the Company’s 10-day volume weighed average price on the TSX as of the date of agreement. For accounting purposes, the shares were fair valued at $7,296 based on the close price on the TSX on the date of acquisition.

In accordance with IFRS 3, the substance of this acquisition constituted a business combination as the group of assets acquired, along with the processes and outputs, were determined to have met the definition of a business under the standard. Accordingly, the assets acquired, have been recorded at their respective estimated fair values as of the acquisition date, September 15, 2021.

PotGuide Business Acquisition

On August 25, 2021, the Company entered into a definitive share purchase agreement (the “PGED SPA”) with PGED Corp. (“PotGuide”), the Denver Colorado based operator of PotGuide.com. The transaction closed effective September 15, 2021. Pursuant to the terms of the PGED SPA, the Company purchased all the issued and outstanding shares of PotGuide for an aggregate consideration of $10,912 (US$8,820), by paying $5,472 (US$4,320) in cash and issued 597,805 common shares of the Company based on the Company’s 10-day volume weighted average price on the TSX as of the date of the agreement. For accounting purposes, the shares were fair valued at $5,440 based on the close price on the TSX on the date of acquisition.

In accordance with IFRS 3, the substance of the transaction constituted a business combination as PotGuide meets the definition of a business under the standard. Accordingly, the assets acquired, and the liabilities assumed have been recorded at their respective estimated fair values as of the acquisition date.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Further, PotGuide mainly operates in the USA with its operating activities majorly being carried out in US Dollars. In accordance with IAS 21, management has determined that the functional currency of PotGuide is US Dollars.

The estimated fair value of the identifiable assets and liabilities acquired, and consideration paid is detailed below:

Consideration paid	PotGuide	Wikileaf	TOTAL
	$	$	$
Common shares issued (1)	5,440	7,296	12,736
Cash	5,472	-	5,472
Total consideration	10,912	7,296	18,208

Identifiable assets (liabilities) acquired
	$	$	$
Cash & cash equivalents	388	-	388
Receivables and other assets	177	-	177
Accounts payable and accrued liabilities	(160)	-	(160)
Intangible assets - trademarks, subscriber & customer relationships (note 5)	3,436	2,269	5,705
Intangible assets - software and platform related technology (note 5)	2,080	1,338	3,418
Deferred tax liability	(1,462)	-	(1,462)
Goodwill	6,453	3,689	10,142
Total identifiable net assets and goodwill	10,912	7,296	18,208

Common shares issued (#)	597,805	801,710	1,399,515

(1) In accordance with IFRS, the share consideration was fair valued based on close price on the TSX as of the acquisition date.

The estimated fair value of the material intangible assets was determined using the following methods:

●	Dispensary relationships – Multiple period excess earnings method (“MEEM Method”),

●	Subscriber relationships – Replacement Cost method, and

●	Platform related technology - Replacement Cost method.

Wikileaf and PotGuide - Significant Judgments and Estimates

Significant judgments and areas of estimations in these valuations related to the following:

●	Under the MEEM method, Inputs in the 5-year financial projections included a 2% terminal value growth rate. The 5-year revenue projections reflect the expected growth of the Cannabis market and e-commerce activities in Canada and the United States.

●	Discount rate range of 12% - 25% across the valuation methods. The discount rates was based on the cost of equity and weighted average cost of capital (utilized in the MEEM Method), and the estimated venture capital rate of return for an early-stage company (utilized in the Replacement Cost method).

The goodwill recognized under both acquisitions relate to expected synergies from combining operations, subscriber and customer relationships of Wikileaf, PotGuide and the Company’s Hifyre digital platform, as well as assembled workforce, which is not separately recognizable as an intangible asset under IFRS. In addition, the Company recognized deferred tax liabilities associated with the PotGuide’s intangible assets, which resulted in recognition of additional goodwill of $1,462.

Acquisition costs of $100 arose as a result of the transaction, which were recognized in the statement of loss and comprehensive loss.

Due to the timing of the acquisitions for Wikileaf and PotGuide, the Company has not finalized the assessment of the fair value of the net assets acquired and, as a result, the deferred taxes and the fair value assessments for intangible assets may be subject to adjustments pending final valuations and post-closing adjustments. Differences between these preliminary amounts and the final accounting may occur. Adjustments, including purchase consideration finalization, will be finalized within twelve (12) months from the acquisition date.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Asset Acquisition – Cannabis retail store in Orangeville

On June 11, 2021, the Company entered into an asset purchase agreement (the “Orangeville APA”) to acquire the assets related to the operations of cannabis retail store located in Orangeville, Ontario for aggregate purchase consideration of $900, subject to certain closing adjustments.

The transaction closed effective October 29, 2021. Pursuant to the terms of the APA, the Company paid total aggregate consideration of $972 for the assets acquired comprising of (i) $872 in cash and (ii) 8,838 common shares of the Company with a value of $100. The assets acquired have been recorded at their estimated fair values at the acquisition date. The identifiable assets included inventory, prepaids, and leasehold improvements of $379. The intangible assets included retail operating licenses for $593. Under IFRS 3, the substance of the acquisition does not constitute a business combination.

Asset Acquisition – Cannabis retail store in Sarnia

On April 13, 2021, the Company entered into an asset purchase agreement (the “Sarnia APA”) to acquire the assets related to the operations of cannabis retail store located in Sarnia, Ontario for aggregate purchase consideration of $700 in cash, subject to certain closing adjustments. Concurrently with the execution of the Sarnia APA, the Company entered into consulting service agreement with the seller, pursuant to which it received fees based on operating performance of the store in exchange for providing (a) advisory and consulting services and (b) a non- exclusive licence to use certain of the Company’s intellectual property, including the “Fire & Flower” brand during the interim period prior to completion of the asset acquisition.

As at October 30, 2021, the store and retail licence was not owned by the Company but was operated pursuant to the terms of certain consulting service agreement entered between the Company and the owner of such store, which resulted in the consolidation of the store. The assets acquired have been recorded at their respective estimated fair value at the acquisition date. The identifiable assets included leasehold improvements of $204 and licences for $468. The Company has paid $250 in deposits pursuant to the Sarnia APA which will be applied against the final purchase price upon the final closing of the acquisition.

On November 9, 2021, the Company closed the acquisition of this store (note 17).

Fire & Flower U.S. Holdings Inc. (formerly American Acres) Arrangement

On February 22, 2021, the Company announced that it entered into agreements with a Canadian private company, then operating as “American Acres Managers” (“American Acres”) including an agreement to license the Company’s brand, store operating system and digital retail and analytics platform for cannabis dispensaries in the United States (“U.S.”), specifically the states of California, Arizona and Nevada. Under the agreement, the Company will have the option to acquire American Acres at a discount to fair market value (“American Acres Purchase Option”). The acquisition is expected to occur upon the federal legalization of adult-use cannabis in the U.S. or when otherwise permitted by the policies of the TSX or any other stock exchange on which the Company’s securities are listed for trading.

The American Acres Purchase Option was categorized as a financial instrument measured at fair value through profit or loss. As at October 30, 2021, the Company determined that the fair value of this option is nominal given the limited operational history (including revenue and cash flow projections), availability and reliability of market data for such operations, and uncertainty with respect to the probability and timing of federal legalization in the U.S. and other regulatory hurdles on the path to acquisition. The Company will be required to reassess the fair value estimate for the option every reporting period. On August 10, 2021, the Company announced that American Acres had changed its name to Fire & Flower U.S. Holdings and opened its first Fire & Flower branded store in Palm Springs, California.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Post-Acquisition Adjustments

Friendly Stranger Holdings Corp.

Pursuant to the terms of the share purchase agreement by which the Company acquired Friendly Stranger Holdings Corp, 485,436 common shares were held in escrow, to be released upon finalization of the post-closing adjustments. During the thirty-nine weeks ended October 30, 2021, upon finalization of post-acquisition adjustments, the Company released 431,758 common shares from escrow, with 53,678 common shares with a carrying value of $53 being cancelled.

Hifyre Inc.

During the thirteen and thirty nine weeks ended October 30, 2021, in accordance with the share purchase agreement by which the Company acquired Hifyre Inc. dated July 20, 2018, the final installment of the purchase price consideration was settled with the issuance of 45,000 common shares with a carrying value of $312. Details of this acquisition are described under Note 7 of the 2020 Annual Consolidated Financial Statements.

4. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Furniture and Fixtures	Leasehold Improvements	Computers and Equipment	Signage and Displays	Vehicles	Total
Cost	$	$	$	$	$	$	$
Balance, January 30, 2021	5,045	3,281	34,821	6,270	621	391	50,429
Additions	-	19	8,307	1,284	553	-	10,163
Impairment(1)	-	(45)	(1,110)	(89)	(33)	-	(1,277)
Balance, October 30, 2021	5,045	3,255	42,018	7,465	1,141	391	59,315
Accumulated Depreciation
Balance, January 30, 2021	158	373	4,219	1,933	212	179	7,074
Depreciation	150	477	2,752	894	144	56	4,473
Impairment(1)	-	(12)	-	-	(11)	-	(23)
Balance, October 30, 2021	308	838	6,971	2,827	345	235	11,524
Net Book Value
Balance, January 30, 2021	4,887	2,908	30,602	4,337	409	212	43,355
Balance, October 30, 2021	4,737	2,417	35,047	4,638	796	156	47,791

(1) For further details refer to Note 11

As at October 30, 2021, the amount of property, plant and equipment classified as under construction or development and therefore not being amortized was $6,432 (January 30, 2021: $15,759).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

5. INTANGIBLE ASSETS

	Trademarks, Subscriber & Customer Relationships	Licenses	Software and platform related technology	Total
Cost	$	$	$	$
Balance, January 30, 2021	8,491	53,380	2,496	64,367
Acquisitions (note 3)	5,705	1,061	3,418	10,184
Additions	-	-	774	774
Impairment(1)	-	(8,000)	-	(8,000)
Balance, October 30, 2021	14,196	46,441	6,688	67,325
Accumulated Depreciation
Balance, January 30, 2021	586	4,571	640	5,797
Depreciation	325	3,623	882	4,830
Balance, October 30, 2021	911	8,194	1,522	10,627
Net Book Value
Balance, January 30, 2021	7,905	48,809	1,856	58,570
Balance, October 30, 2021	13,285	38,247	5,166	56,698

(1) For further details refer to Note 11

During the thirty-nine weeks ended October 30, 2021, the Company capitalized $390 of internally developed software assets (October 31, 2020: $562).

6. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Right-of-use assets
$
Beginning balance, January 30, 2021	40,500
Additions	9,643
Terminated locations(1)	(1,676)
Depreciation expense for the period	(4,282)
Ending balance, October 30, 2021	44,185

Lease liabilities
$
Beginning balance, January 30, 2021	45,906
Additions	9,465
Cash outflows in the period	(6,623)
Terminated locations(1)	(1,165)
Accretion expense for the period ended	3,404
Ending balance, October 30, 2021	50,987
(1) For further details refer to Note 11

Current	5,175
Non-current	45,812

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The lease liabilities are summarized in the below table:

Maturity analysis - contractual undiscounted cash flow (2)	$
Less than one year	2,331
One year	9,390
Two years	8,640
Three years	7,575
Four years	7,154
Five years and beyond	28,126
63,216

(2) Based on the assumption that the contract will be extended till 10 years for majority of the leases.

Amounts recognized in the consolidated statement of loss and comprehensive loss	October 30, 2021
$
Expenses relating to variable lease payments not included in the measurement of lease liabilities	2,668
Income from subleasing right-of-use assets	108

7. DEBENTURES AND LOANS, DERIVATIVE LIABILITY

Debentures and Loans balances outstanding:

	Contractual	Coupon	Principal Outstanding		Carrying Amount
	Maturity Date	Interest Rate	October 30, 2021	January 30, 2021	October 30, 2021	January 30, 2021
			$	$	$	$
Convertible debenture liability
April 2020 Debentures (1)	June 1, 2022	8.00%	-	29,407	-	16,364
Investor Debentures (1)	June 30, 2023	8.00%	2,407	25,990	1,704	14,931
			2,407	55,397	1,704	31,295
Term loans and credit facilities
Term loan	April 30, 2030	3.95%	-	2,359	-	2,359
Total debentures and loans			2,407	57,756	1,704	33,654
Current Portion			-	(219)	(97)	(637)
Long-term Portion			2,407	57,537	1,607	33,017

Derivative Liability balances outstanding:

	Contractual	Conversion	Equivalent Units		Carrying Amount
	Maturity Date	Price/unit	October 30, 2021	January 30, 2021	October 30, 2021	January 30, 2021
		$/unit	#	#	$	$
Conversion option derivative liabilities
April 2020 Debentures	June 1, 2022	$5.00	-	2,940,700	-	21,355
Investor Debentures (1)	June 30, 2023	variable (1)	240,741	2,598,998	1,266	17,457
					1,266	38,812
Warrants recognized as derivative liability
Series B Warrants (1) (2)	September 30, 2022	variable	6,717,555	6,717,555	2,781	10,576
Series C Warrants (1) (3)	June 30, 2023	variable	13,339,079	13,339,079	5,927	16,929
					8,708	27,505
Total derivative liability					9,974	66,317
Current Portion					(2,781)	-
Long-term Portion					7,193	66,317

(1)	For further details refer to Note 15 of the 2020 Annual Financial Statements.
(2)	Exercisable after January 1, 2022.
(3)	Exercisable after October 1, 2022.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Convertible debenture related activity is summarized below:

		Carrying Amount
	Principal Outstanding	Debenture component	Derivative liability - conversion option
	$	$	$
Balance, January 30, 2021	55,397	31,295	38,812
Loss on revaluation of derivative liability	-	-	34,900
Accretion and interest expense	-	2,417	-
Coupon interest payment in cash	-	(9)	-
Coupon interest payment in common shares	-	(1,602)	-
Debenture conversions - Investor Debentures	(23,583)	(13,643)	(24,245)
Debenture conversions - April 2020 Debentures	(29,407)	(16,754)	(48,201)
Balance, October 30, 2021	2,407	1,704	1,266

Derivative liability activity related to warrants are summarized below:

Amount
Balance, January 30, 2021	$27,505
Gain on revaluation	(18,797)
Balance, October 30, 2021	8,708

Measurement and sensitivity analysis as at October 30, 2021

During the thirteen and thirty-nine weeks ended October 30, 2021, the revaluation of the warrants and the debenture conversion option derivative liabilities resulted in a gain of $12,686 and a loss of $16,103, respectively (October 31, 2020: $35,796 gain and $21,082 gain, respectively).

As at October 30, 2021, the derivative liabilities related to the Investor Debentures conversion option, Series B Warrants and Series C Warrants were revalued using the Monte-Carlo and trinomial tree model simulation valuation technique and the following inputs and assumptions: stock price of $7.30; risk-free interest rate range of 0.63% - 0.90%; and expected volatility of 62% - 75% based on historical trading data of the Company and its peers (January 30, 2021: $8.00 stock price, 0.14% - 0.16% risk-free interest rate range, and 80% - 82% expected volatility range).

Volatility assumptions are a significant unobservable input to the estimate, mainly due to the limited available longer-term historical trading data for the Company and comparable companies in the industry, as well as the emerging market the Company operates in.

As at October 30, 2021, with all other variables held constant, a 5% increase and 5% decrease in volatility would have resulted in a change in the estimated fair values of the derivative liability instruments as follows:

Sensitivity Analysis		As at October 30, 2021
	Valuation Technique	Volatility -5%	Volatility +5%
		$	$
Series B Warrants - amended	Monte-Carlo	(456)	501
Series C Warrants - amended	Monte-Carlo	(1,672)	1,578
Total		(2,128)	2,079

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Settlement of Senior Secured Term Loan and Credit Facilities during the thirteen and thirty-nine weeks ended October 30, 2021

On April 21, 2020, the Company entered into a commitment letter to obtain up to an aggregate amount of $10 million (with an option for an additional $5 million), non-dilutive credit facilities with ATB financial. The financing comprised of two separate loan facilities on a two-year term: a revolving credit facility in the amount of $5 million bearing a variable interest rate of 1.75% plus prime rate, and a term loan in the amount of $5 million bearing a variable interest rate of 1.50% plus prime rate. Under the terms of the facility, the Company also recognized $3.9 million in restricted cash representing cash collateral security under the arrangement.

On October 25, 2021, the Company repaid $2,250 principal outstanding under the term loan facility with ATB Financial using a portion of the $3.9 million cash collateral previously held as security for repayment of interest, fees and principal. The Company was permitted to repay the amounts under the ATB facilities prior to maturity without penalty.

Conversion and Settlement of Convertible Debentures during the thirteen and thirty-nine weeks ended October 30, 2021

Investor Debentures

On March 10, 2021, the Company’s $25,990 principal amount of 8.0% unsecured convertible debentures (the “Investor Debentures”) were converted. The debentures were held by 2707031 Ontario Inc., an indirect wholly-owned subsidiary of ACT. For further details on the Investor Debentures refer to Note 15 of the 2020 Annual Financial Statements. $23,583 in principal of the Investor Debentures was early converted by the Company at the forced conversion price of $7.50. Accrued and unpaid interest of $366 was also settled at the time of conversion. A total of 3,193,254 common shares were issued upon principal conversion of the principal and settlement of the interest. The common shares issued had a value upon conversion of $37,888, which was comprised of the carrying values, as at the date of conversion, of the debenture liability ($13,643) and the corresponding conversion option derivative liability ($24,245).

The conversion option derivative liability was valued by taking the difference between the intrinsic value and the fair value of the debt portion. The intrinsic value and discounted cash flow approach utilized for the valuation of the debt portion had the following key inputs and assumptions: stock price of $12.50, and discount rate 31% - 35%.

As at October 30, 2021, $2,407 in principal of the Investor Debentures remained outstanding.

April 2020 Debentures

During the thirteen weeks ended May 1, 2021, the Company’s 8% secured convertible debentures with $29,407 in principal amount outstanding (the “April 2020 Debentures”) were early converted and settled at the conversion price of $5.00. Coupon interest of $1,139 was also settled in common shares at the conversion price of $5.00. A total of 6,109,131 common shares were issued for the principal conversions and interest settlement. The common shares issued had a value upon conversion of $64,955, which was comprised of the carrying values, as at the date of conversion, of the debenture liability ($16,754) and the corresponding conversion option derivative liability ($48,201).

The conversion option derivative liability was valued by taking the difference between the intrinsic value and the fair value of the debt portion. The intrinsic value and discounted cash flow approach utilized for the valuation of the debt portion had the following key inputs and assumptions: stock price of $13.60, and discount rate 26%-32%.

8. SHAREHOLDERS’ EQUITY AND SHARE BASED ARRANGEMENTS

a) Share Capital

At-the-Market Offering

On December 3, 2020, the Company announced it has established an At-the-Market equity program (the “ATM Program”), under which the Company can issue and sell up to $15,000 of common shares from treasury to the public. All common shares sold under the ATM Program are sold through the TSX or another marketplace where the common shares are listed, quoted, or otherwise traded, at the prevailing market price at the time of sale. As at January 30, 2021, the Company issued 839,750 common shares for proceeds, net of transaction costs, of $7,071.

During the thirteen and thirty-nine weeks ended October 30, 2021, the ATM Program was concluded, whereby the Company issued Nil and 817,090 common shares for proceeds, net of transaction costs, of $Nil and $7,618, respectively (October 31, 2020: $Nil).

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020
(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Common Share Consolidation

In connection with the Nasdaq listing application, on June 9, 2021, the Company’s shareholders passed a special resolution approving one or more future consolidations of the Company’s issued and outstanding common shares on the basis of a consolidation ratio to be selected by the Board of Directors of the Company (the “Board”) of up to ten (10) pre-consolidation common shares for one (1) post-consolidation common share.

On November 29, 2021, the Company announced that it had filed articles of amendment implementing a consolidation of its common shares on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share. On December 1, 2021, the Company completed a ten-to-one share consolidation on its issued and outstanding common shares (the “Share Consolidation”), with common shares trading on a post–consolidation basis commencing on December 2, 2021. The Share Consolidation has been applied retrospectively and as a result, all common shares, options, warrants, restricted share units, and per share amounts are stated on an adjusted post-consolidation basis for all periods presented.

b) Warrants

The following is a summary, adjusted for the Share Consolidation, of the movement in warrants outstanding:

	Thirty-nine Weeks Ended October 30, 2021
	Warrants	Weighted Average Exercise Price[1]
	#	$
Balance, beginning of period	22,008,572	24.90
Exercised - Investor Warrants	(1,050,577)	9.30
Expired	(901,361)	14.10
Balance, end of period	20,056,634	26.70
Warrants recognized under derivative liability, end of period (note 7)	20,056,634	variable

(1)	For purposes of weighted average calculations, the exercise price is assumed to be $30.0 for Series C Warrants, and $18.75 for the Series B Warrants (note 7). Exercise price conditions are described under Note 15 of the 2020 Annual Financial Statements.

As at October 30, 2021, 20,056,634 warrant units were held by ACT (January 30, 2021: 21,107,210 units). During the thirty-nine weeks ended October 30, 2021, 1,050,577 series A-3 warrants held by ACT were exercised for cash proceeds of $9,769 (October 31, 2020: $10,254).

For further details on the investor warrants held by ACT, see Note 15 of the 2020 Annual Financial Statements.

c) Stock Options

The following is a summary, adjusted for the Share Consolidation, of the movement in stock options outstanding:

	Thirty-nine Weeks Ended October 30, 2021
	Options	Weighted Average Exercise Price
	#	$
Balance, beginning of period	1,459,519	8.75
Issued	406,905	10.23
Exercised	(24,269)	3.56
Forfeited	(70,814)	10.11
Balance, end of period	1,771,341	9.11
Exercisable balance, January 30, 2021	626,369	8.30
Exercisable balance, October 30, 2021	1,110,836	8.58

16| Page

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The fair value of the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Thirty-nine Weeks
October 30, 2021
Options issued (#)	406,905
Expected option lives range in years	6
Volatility range, based on comparable companies	85%
Risk-free interest rate range	0.76%
Share price range	$9.02 - $11.9
Exercise Price range	$9.30 - $12.30
Dividend yield	nil

The Company’s stock option plan (the “2021 Option Plan”), as ratified by the Company’s shareholders in June 2021, authorizes the Board to grant options to any bona fide Director, Officer, Employee, Management Company Employee, Consultant or Company Consultant (as such terms are defined in the 2021 Option Plan). The aggregate number of common shares from treasury that may be granted under the 2021 Option Plan and under all other Share Compensation Arrangement (as defined in the 2021 Option Plan) shall not exceed 10% of the issued and outstanding common shares as at the date of such grant. The exercise price of options granted may not be less than the Market Price (as defined in the 2021 Option Plan) at the time such option is granted. The term of any common share option grant cannot exceed ten (10) years and is subject to vesting conditions as determined at the discretion of the Board, with the default standard vesting schedule set at 1/3 on the date that is one year from the effective date of the option grant, and 1/36 each month thereafter. Certain outstanding stock options were issued under the Company’s previous stock option plan (the “2019 Option Plan”). The 2021 Option Plan includes an update to the definition of “Change of Control” from the 2019 Option Plan, which increases the proportion of voting shares required for a “Change of Control” event to occur from more than 20% to more than 50%, and updates vesting provisions to require a double trigger for acceleration of vesting following a Change of Control.

The holders of 716,500 stock options issued under the 2019 Option Plan agreed to amend the vesting conditions of their options to reflect the “Change of Control” definition and double-trigger acceleration set out in the 2021 Option Plan.

As at October 30, 2021, 696,278 stock options remain under the terms of the 2019 Option Plan and previous “Change of Control” definition. These options became fully vested following the exercise of the series A-3 warrants by ACT on June 30, 2021, which resulted in ACT holding greater than 20% of the issued and outstanding common shares. As a result of the accelerated vesting, $560 additional share-based compensation expense was incurred during the thirty-nine weeks ended October 30, 2021.

d) Treasury-settled Restricted Share Units (“RSU”)

Under the Company’s Treasury Performance and Restricted Share Unit Plan, 85,183 RSUs were issued to employees of the Company during the thirty-nine weeks ended October 30, 2021 (October 31, 2020: Nil). An RSU represents the right to receive a common share of the Company at settlement, or with the consent of the Company, to receive the cash equivalent of a common share at the time of settlement, less applicable tax-related withholdings. The share-based compensation expense is recognized using the graded vesting method, where the estimated fair value of RSUs is amortized, by tranche, on a straightline basis over the vesting period, and accumulates in contributed surplus until settlement/redemption of the RSU by the holder.

Of the RSUs issued, 33,531 units vested immediately as settlement of bonus liability accrued in the prior fiscal year, while the remaining 51,652 units vests over 3 years at the annual anniversary date from the issuance. The estimated fair value was $907, with $391 recognized in contributed surplus during the thirty-nine weeks ended October 30, 2021, of which $342 related to RSUs issued to settle bonus liability, and $49 recognized as share-based compensation expense surplus during the thirty-nine weeks ended October 30, 2021.

As at October 30, 2021, 80,722 RSUs were issued and outstanding (January 30, 2021: Nil), with 43,191 units remaining unvested.

17| Page

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

9. LOSS PER COMMON SHARE

On December 1, 2021, the Company completed a ten-to-one Share Consolidation, which was applied retrospectively. As a result, the common share amounts and per share amounts are stated on an adjusted post-consolidation basis for all periods presented below (note 8).

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 30, 2021	October 31, 2020	October 30, 2021	October 31, 2020
Loss attributable to common shares ($)	(1,983)	(25,723)	(44,131)	(67,542)
Adjusted net loss attributable to common shares	(1,983)	(25,723)	(44,131)	(67,542)
Weighted average number of shares outstanding - basic (#)	35,106,860	17,082,878	32,883,322	16,226,479
Weighted average number of shares outstanding - diluted (#)	35,106,860	17,082,878	32,883,322	16,226,479
Loss per common share, basic ($)	(0.06)	(1.51)	(1.34)	(4.16)
Loss per common share, diluted ($)	(0.06)	(1.51)	(1.34)	(4.16)

Basic loss per share and diluted loss per share were the same for the thirty-nine weeks ended October 30, 2021 and the thirteen and thirty-nine weeks ended October 31, 2020, as the exercise of any potentially dilutive instruments would be anti-dilutive.

10. EXPENSES BY NATURE

Below are the expenses by nature included in selling, general and administrative expenses:

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 30, 2021	October 31, 2020	October 30, 2021	October 31, 2020
Selling, general and administrative expenses	$	$	$	$
Salaries and benefits	7,840	5,800	23,934	16,772
Facility expenses	1,971	1,292	5,833	3,388
Professional and consulting fees	1,511	1,022	4,037	2,450
Marketing and promotion	389	241	2,161	677
Administrative	1,910	1,181	4,894	4,004
Share-based compensation (note 8)	855	581	2,706	1,990
Acquisition and strategic initiative professional fees	740	1,060	1,788	1,338
Total selling, general and administrative expenses	15,216	11,177	45,353	30,619

11. RESTRUCTURING AND IMPAIRMENT COSTS, NET

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	October 30, 2021	October 31, 2020	October 30, 2021	October 31, 2020
	$	$	$	$
Impairment of intangible assets (note 5)	8,000	-	8,000	-
Impairment of property, plant and equipment assets (note 4)	499	-	1,254	880
Impairment of ROU assets, net of lease liability remeasurement (notes 6)	548	(2,119)	586	1,280
Restructuring charges	630	-	777	-
	9,677	(2,119)	10,617	2,160

18| Page

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Impairments

During the thirteen weeks ended October 30, 2021, the Company recognized impairment on intangible and fixed assets totalling $8,000 and $499 in relation to certain retail operation licences and retail store location assets (October 31, 2020: $Nil and $Nil) and $548 related to the right-of-use (“ROU”) assets net of lease liability remeasurement (October 31, 2020: $2,119 remeasurement gain).

Impairment of intangible assets

The Company assesses whether there is an indication that intangible assets are impaired at every interim period. This assessment includes a review of the Company’s current and expected performance, market conditions and trends, changes in regulatory environment, among other factors. If any indication of impairment exists, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset or CGUs fair value less costs of sale (“FVLCS”) and its value in use (“VIU”) to the Company. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment charge is recognized immediately in the unaudited condensed consolidated interim statements of loss and comprehensive loss.

The Company identified impairment indicators for certain acquired licences for operating stores in British Columbia where recent cannabis licence and permit regulation changes are expected to affect the competitive landscape and negatively impact expected future store performance. The recoverable amount of the CGU, which is at the province level for retail operations, was estimated based on a FVLCS, using a market-based approach, which was based on expected retail store revenues multiplied by a revenue multiple of comparable companies in the Canadian cannabis industry.

The carrying amount of the acquired licences associated with these locations exceeded the recoverable amount, and $8,000 in non-cash impairment charge was recognized.

The Company also identified impairment indicators present in the retail operations of the Province of Ontario due to licence saturation and increased competition with the rapid expansion of store operator licences available in that province. Management’s assessment, which utilized a FVLCS approach to estimate recoverable amount, concluded that the Ontario assets were not impaired as at October 30, 2021.

Impairment of other long-term assets

Under management’s plan to optimize the Company’s retail portfolio and strategy, the Company identified certain Ontario locations where it no longer intends to open cannabis retail stores. The associated property and equipment were impaired, resulting in a $499 non-cash impairment charge, and $548 of impairment on ROU assets net of associated lease liability payment obligation reduction.

During the thirty-nine weeks ended October 30, 2021, the Company also recognized additional non-cash impairment on property and equipment of $755 and on ROU assets net of associated lease liability payment obligation reduction remeasurement of $38 for a terminated retail location where the location no longer met the provincial retail operations cannabis licence regulations (October 31, 2020: total of $Nil and $1,280 impairment, respectively).

Restructuring

During the thirteen and thirty-nine weeks ended October 30, 2021, additional severance costs of $630 and $777, has been included under restructuring charges as part of the Company’s ongoing formal plan to improve operational efficiency and performance (October 31, 2020: $Nil and $Nil).

12. FINANCIAL INSTRUMENTS

A detailed description of the Company’s financial assets and financial liabilities and its associated risk management in respect thereof is provided in the 2020 Annual Consolidated Financial Statements. There have been no significant changes in the business and economic circumstances and the related financial risks that affect the Company’s valuation of financial assets and financial liabilities since January 30, 2021.

19| Page

FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The following table provides the fair value measurement hierarchy of the Company’s financial assets and liabilities measured as at October 30, 2021 and January 30, 2021:

As at October 30, 2021	Total - Carrying Amount	Total - Fair Value	Level 1	Level 2	Level 3
Debentures and loans (note 7)	$1,704	$1,704	$-	$-	$1,704
Derivative liability (note 7)	9,974	9,974	-	-	9,974

As at January 30, 2021	Total - Carrying Amount	Total - Fair Value	Level 1	Level 2	Level 3
Debentures and loans (note 7)	$33,654	$33,654	$-	$2,359	$31,295
Derivative liability (note 7)	66,317	66,317	-	-	66,317

There were no transfers between Level 1, Level 2, or Level 3 during the thirteen and thirty-nine weeks ended October 30, 2021.

13. RELATED PARTY TRANSACTIONS

During the thirteen and thirty-nine weeks ended October 30, 2021, the following transactions occurred with ACT:

●	$23,583 in convertible debenture conversions (October 31, 2020: $Nil) (note 7), and $Nil and $463 of coupon interest settlement, respectively (October 31, 2020: $Nil and $1,039, respectively).

●	exercised 1,050,577 warrants and the Company received gross proceeds of $Nil and $9,769, respectively (October 31, 2020: $10,254 and $10,254, respectively);

●	Sub-lease rental and management fee charges of $78 and $242, respectively, were incurred for certain retail locations where the Company has sub-lease arrangements with ACT (October 31, 2020: $18 and $18, respectively).

As at October 30, 2021, $429 of capital expenditure charges remain payable to ACT, and was recognized under Other Liabilities (January 30, 2021: $429).

ACT’s strategic investment, including convertible debenture and warrants balances are described further under Note 7 and under Note 15 of the 2020 Annual Financial Statements. On December 13, 2021, the Company announced that it had entered into a loan agreement with ACT. For further details refer to note 17.

Store Co-location Program with ACT

During the thirteen weeks ended October 30, 2021, the Company entered into certain master franchise agreements with a subsidiary of ACT (the “Franchisee”), where the Franchisee has the right to develop and operate (and sub-franchise and sub-license such rights to others) cannabis retail outlets utilizing the Company’s brand trademarks, intellectual property, and operating plans and system of design. The agreements cover the operation of such franchises in the Canadian provinces of Alberta, Manitoba and Saskatchewan, and will advance the Company’s strategic initiative to continue to open new Fire & Flower™ branded cannabis retail stores adjacent to ACT operated Circle K stores located in new markets across Canada.

Fire & Flower U.S. Holdings Inc. Investment

As at October 30, 2021, Millstone Investment Limited Partnership, a private company controlled by the Chief Executive Officer, held an approximate 10% interest in Fire & Flower U.S. Holdings, which has entered into a licensing agreement and purchase option agreement with the Company as described in Note 3.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

14. SUPPLEMENTAL CASH FLOW INFORMATION

	Thirty-nine Weeks Ended
	October 30, 2021	October 31, 2020
	$	$
Changes in non-cash working capital - operating activities
Merchandise inventories	(2,560)	(2,312)
Trade and other receivables	(7,698)	(19)
Deposits held in trust	861	(146)
Prepaid expenses and other current assets	(3,006)	1,245
Deferred revenue	73	(244)
Accounts payable, accrued liabilities and other	829	6,595
Total	(11,501)	5,119

Non-cash investing and financing activities
Acquisition of property, plant and equipment and intangible assets - working capital	(682)	(2,059)

Non-cash investing and financing activities disclosed in other notes are:

●	Acquisition of ROU assets – Note 6
●	Conversion and settlements of debentures and coupon interest via issue of common shares – Note 7

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company is involved in certain claims and litigation on matters related to employment and lease arrangements. The Company views these as routine litigation matters that the Company is expected to be involved with in the normal course of business. Certain outcomes of these matters are uncertain, and therefore there can be no assurance that such matters will be resolved in the Company’s favour.

On April 28, 2021, the Company was served with a Notice of Civil Claim in the Supreme Court of British Columbia by Flora (Dawson Creek) enterprises Inc., Flora (Prince George) Enterprises Inc. and Tridelion Enterprises Inc., as plaintiffs, with respect to four asset purchase agreements for cannabis retail store locations in Kamloops, Vernon, Prince George and Quesnel, British Columbia which the parties agreed to terminate on April 6, 2020. The claim alleges breach by the Company of the asset purchase agreements and seeks an undefined amount of damages, a portion of which includes claims for the remainder of the purchase price under the terminated asset purchase agreements related to such cannabis retail stores, totalling approximately $8 million.

The Company records a liability when it is probable that a loss has been incurred and the amount can be reasonably estimated. As at October 30, 2021, based on information available, the Company has not recognized any legal provisions with respect to the above described matter.

As at October 30, 2021, the Company is not aware of and has not identified any other legal proceedings that it reasonably expects could have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16. SEGMENTED INFORMATION

The Company’s reportable segments, organized based on products and services, are as follows: (1) The retail segment which sells cannabis products and accessories to the adult-use market in provinces where the sale of cannabis by private retailers is legal, and operates under retail banners Fire & Flower™, Friendly Stranger™, Happy Dayz™, and Hotbox™; (2) The wholesale distribution segment which distributes cannabis products and accessories; and (3) The digital platform segment which develops digital experiences and retail analytical insights.

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

The Chief Operating Decision Maker (“CODM”) assesses segment performance based on segment operating income or loss. During the thirteen and thirty-nine weeks ended October 30, 2021, certain departmental costs previously presented under the Retail segment and their allocation to the other business lines and corporate segments were updated to better reflect how the Company services its customers and markets. Comparative period selling, general and administrative expense within the segments have been reclassified to conform to the current period’s presentation.

With the acquisition of PotGuide during the thirteen weeks ended October 30, 2021 (note 3), and the Company’s strategic license agreement with BDS Analytics Inc. (“BDSA”) during the second quarter of 2021, the Digital Segment expanded its presence into the USA. All other segments operate within Canada. Information on the Company’s reporting segments are detailed below.

Information about reportable segments Thirteen weeks ended October 30, 2021	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	33,692	7,942	3,778	-	-	45,412
Intercompany revenues(1)	-	4,676	1,176	-	(5,852)	-
Total revenues	33,692	12,618	4,954	-	(5,852)	45,412
Cost of sales	(25,911)	(6,216)	-	-	2,413	(29,714)
Intercompany cost of sales	-	(2,445)	-	-	2,445	-
Gross profit	7,781	3,957	4,954	-	(994)	15,698
Selling, general and administrative expenses	(9,332)	(457)	(1,490)	(5,113)	1,176	(15,216)
Depreciation and amortization	-	-	-	(5,074)	-	(5,074)
Restructuring and impairment costs, net	-	-	-	(9,677)	-	(9,677)
Gain on revaluation of derivative liability	-	-	-	12,686	-	12,686
Finance costs, net	-	-	-	(1,333)	-	(1,333)
Income (loss) before tax	(1,551)	3,500	3,464	(8,511)	182	(2,916)

1. Sales between segments are made at prices that approximate market prices.

Information about reportable segments Thirty-nine Weeks ended October 30, 2021	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	99,153	23,367	10,282	-	-	132,802
Intercompany revenues(1)	-	10,953	3,621	-	(14,574)	-
Total revenues	99,153	34,320	13,903	-	(14,574)	132,802
Cost of sales	(69,252)	(18,540)	-	-	3,379	(84,413)
Intercompany cost of sales	-	(7,761)	-	-	7,761	-
Gross profit	29,901	8,019	13,903	-	(3,434)	48,389
Selling, general and administrative expenses	(32,391)	(1,219)	(4,501)	(10,863)	3,621	(45,353)
Depreciation and amortization	-	-	-	(13,585)	-	(13,585)
Restructuring and impairment costs, net	-	-	-	(10,617)	-	(10,617)
Loss on revaluation of derivative liability	-	-	-	(16,103)	-	(16,103)
Finance costs, net	-	-	-	(5,740)	-	(5,740)
Income (loss) before tax	(2,490)	6,800	9,402	(56,908)	187	(43,009)

1. Sales between segments are made at prices that approximate market prices.

As at October 30, 2021
Total non-current assets	154,069	9,102	11,699	1,333	-	176,203
Total assets	182,079	21,599	19,070	2,123	-	224,871
Total non-current liabilities	48,720	181	2,190	8,815	-	59,906
Total liabilities	66,791	8,683	6,314	13,650	-	95,438

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

Information about reportable segments Thirteen weeks ended October 31, 2020	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	26,534	5,130	1,455	-	-	33,119
Intercompany revenues[1]	-	3,418	1,112	-	(4,530)	-
Total revenues	26,534	8,548	2,567	-	(4,530)	33,119
Cost of sales	(17,930)	(4,129)	-	-	445	(21,614)
Intercompany cost of sales	-	(2,904)	-	-	2,904	-
Gross profit	8,604	1,515	2,567	-	(1,181)	11,505
Selling, general and administrative expenses	(6,809)	(319)	(791)	(4,370)	1,112	(11,177)
Depreciation and amortization	-	-	-	(2,914)	-	(2,914)
Restructuring and impairment costs, net	-	-	-	2,119	-	2,119
Gain on revaluation of derivative liability	-	-	-	35,796	-	35,796
Loss on extinguishment and revaluation of debentures	-	-	-	(53,862)	-	(53,862)
Finance costs, net	-	-	-	(5,972)	-	(5,972)
Income (loss) before tax	1,795	1,196	1,776	(29,203)	(69)	(24,505)

1. Sales between segments are made at prices that approximate market prices.

Information about reportable segments Thirty-nine Weeks ended October 31, 2020	Retail	Wholesale distribution	Digital platform	Corporate	Eliminations and adjustments	Consolidated
	$	$	$	$	$	$
Revenues	68,341	13,298	3,195	-	-	84,834
Intercompany revenues[1]	-	8,856	3,474	-	(12,330)	-
Total revenues	68,341	22,154	6,669	-	(12,330)	84,834
Cost of sales	(46,502)	(10,583)	-	-	1,241	(55,844)
Intercompany cost of sales	-	(7,452)	-	-	7,452	-
Gross profit	21,839	4,119	6,669	-	(3,637)	28,990
Selling, general and administrative expenses	(21,041)	(840)	(3,009)	(9,203)	3,474	(30,619)
Depreciation and amortization	-	-	-	(8,926)	-	(8,926)
Restructuring and impairment costs, net	-	-	-	(2,160)	-	(2,160)
Gain on revaluation of derivative liability	-	-	-	21,082	-	21,082
Loss on extinguishment and revaluation of debentures	-	-	-	(53,862)	-	53,862)
Finance costs, net	-	-	-	(20,829)	-	(20,829)
Income (loss) before tax	798	3,279	3,660	(73,898)	(163)	(66,324)

1. Sales between segments are made at prices that approximate market prices.

As at January 30, 2021
Total non-current assets	158,037	1,993	32	-	-	160,062
Total assets	200,499	8,785	3,444	654	-	213,382
Total non-current liabilities	50,208	5	54	99,149	-	149,416
Total liabilities	67,637	5,522	2,703	101,845	-	177,707

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FIRE & FLOWER HOLDINGS CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen and Thirty-nine Weeks ended October 30, 2021 and October 31, 2020

(Unaudited) (In thousands of Canadian Dollars, unless otherwise noted)

17. SUBSEQUENT EVENTS

Asset Acquisition – Cannabis retail store in Sarnia

On November 9, 2021, the Company completed the acquisition of the assets related to the operations of a cannabis store located in Sarnia, Ontario (note 3). The total final aggregate consideration paid for the assets acquired was $697 in cash, and the store retail operator licence is now owned and operated by the Company.

Common share consolidation

On November 29, 2021, the Company announced that it had filed articles of amendment implementing a consolidation of its common shares on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share. The common shares began trading on the TSX on a post-consolidation basis on December 2, 2021.

Acquisition of Pineapple Express

On December 9, 2021, the Company announced entering into a definitive agreement to acquire Pineapple Express Delivery Inc. (“Pineapple Express”), a Canadian delivery and logistics company serving the cannabis sector. Total consideration for the acquisition is payable by the Company by way of assumption and repayment of approximately $5.3 million in cash debt owed by Pineapple Express and the issuance of up to approximately 1,126,761 common shares, subject to adjustment in accordance with the terms of the acquisition and subject to Pineapple Express achieving certain performance-based milestones in the fiscal 2022 year. Completion of the Acquisition is subject to the satisfaction or waiver of customary closing conditions, including the approval of the TSX and approval by the shareholders of Pineapple Express at a shareholders’ meeting to be convened in January 2022. The Acquisition is expected to close in Q1 2022.

ACT Secured Debt Facility

On December 13, 2021, the Company announced that it had entered into a loan agreement (the “Agreement”) with ACT, pursuant to which ACT shall loan to the Company a maximum aggregate amount of $30 million which may be drawn down in three separate tranches of $10 million (the “Loan”). Subject to the terms of the Agreement, the Loan will accrue interest at a rate of 8.0% per annum, payable quarterly, and matures on October 1, 2022. The Agreement contemplates prepayment of amounts drawn from the net proceeds received by the Company upon exercise of the Series B Warrants held by ACT which become exercisable by ACT as of January 1, 2022 until September 30, 2022. The Company intends to use the amounts drawn down under the Loan to further develop the consumer digital platform as well as for general corporate purposes. The Loan is secured by the assets of the Company.

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